Origin Agritech Limited

No. 21 Sheng Ming Yuan Road

Changping District, Beijing 102206

September 14, 2012

David R. Humphrey, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Origin Agritech Limited

Form 20-F for the Fiscal Year Ended September 30, 2011 Filed January 20, 2012

File No. 000-51576

Dear Mr. Humphrey:

I am responding to your letter to Origin Agritech Limited, dated August 24, 2012. We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Please note that I spoke to Juan Migone who agreed, that because I was on vacation out of China, that the company could respond to the comment letter of the SEC by September 15, 2012.

If you have need to contact our SEC counsel in the United States, please contact Andrew D. Hudders, Golenbock Eiseman Assor Bell & Peskoe LLC, at ahudders@golenbock.com or 212-907-7349.

In this response, we have provided explanations for the Form 20-F disclosure for questions 1 and 2 and the requested explanations for question 3 from the Staff. Given these explanations and the disclosure provided in the filed Form 20-F, we do not believe an amendment is required at this time.

Form 20-F for the fiscal year ended September 30, 2011 Critical Accounting Policies, page 54

1.	We note you incurred net losses for two of the three years presented. In this regard, please revise your disclosure in this section to discuss the risk of failing step one of the impairment test for your remaining goodwill. In addition, please discuss the percentage by which fair value exceeded carrying value as of the most recent step-one test for your remaining goodwill. Such a discussion should provide a description of key assumptions underlying your determination of fair value as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your impairment test. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Response

We incurred net losses for two of the last three years. However, the losses incurred in 2009 and 2011 were mainly due to “Loss on repurchase of convertible notes of RMB 51.1 million” and “Loss on liquidation of Jilin Changrong of RMB 13.5 million”, respectively, at the Group level. Both of these losses incurred on a non-recurring basis. All major operating entities in the Company have made operating profits in the last three years.

We perform the Goodwill Impairment Test on an annual basis. This process is conducted at the reporting unit level, defined as the lowest level of the Company, i.e., business units, subsidiaries, operating units, divisions, etc. As of September 30, 2011, the remaining goodwill on the books is exclusively arising from the acquisition of Denong Zhengcheng. We conducted the annual Goodwill Impairment Test for the year ended September 30, 2011. Specifically, the profits forecast in next five years were our key assumption for fair value evaluation. Assuming the revenue would maintain 5%-10% growth rate, the gross profit margin is consistently above 25% for each year, and net income would also be positive for next five years, the fair value of Denong Zhengcheng is positive and exceeds its carrying value by 28%. Therefore, goodwill is not considered to be impaired as of September 30, 2011.

Since the Company is an expanding company with a short operating history, accordingly, we face some potential events and uncertainties encountered by companies in the earlier stages of development and expansion, such as: (1) uncertain and continued market acceptance for our product extensions and our services; (2) changing competitive conditions, technological advances or customer preferences could harm sales of our products or services; (3) maintaining effective control of our costs and expenses. If we are not able to meet the challenge of building our businesses and managing our growth, the likely result will be slowed growth, lower margins, additional operational costs and lower income, and there may be a risk of an  goodwill impairment charge in the coming filing. This description has been disclosed in page 10 of existing 20-F.

Write-down of Inventory, page 55

2.	Please revise to discuss the risk of additional inventory write-downs. In addition, please provide a description of the key assumptions underlying your determination of inventory amounts as well as the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the outcome of your analysis. For guidance, please refer to Item 303(a)(3) of Regulation S-K.

Response

Our inventories are stated at the lower of cost or market. Any excess of the cost over the net realizable value of the inventories is recognized as a provision for the reduction in the value of inventories.

We assess the write-downs of inventory using three criteria: 1) the quality of seeds according to the standards promulgated by the PRC government on the germination percentage and purity level of the seeds; 2) a comparison of the inventory unit cost with the market selling price and subsequent write-down of those inventories the unit cost of which exceeds its expected net selling price; and 3) evaluation of the unsold balance of the existing inventory that cannot be sold after three to five years, based on the sales forecasts and marketing plan.

We have assessed the product quality, unsold quantity and the amount unit cost exceed the selling price performed by our quality inspectors and sales staff on an annual basis, and accordingly, determine the inventory write-downs based on the assessment results. We believed that the current methodologies on impairment assessment are adequate to address the risks of inventory write-downs. As of September 30, 2011, we had a write off of RMB21.25 million (US$3.34 million) compared to RMB22.03 million (US$ 3.29) as of September 30, 2010, and RMB28.86 million (US$ 4.23) as of September 30, 2009.

Due to the nature of the seed industry, we normally produce seeds according to our annualized production plan at least one entire year before we deliver the seeds to our customers. If our production plan is too aggressive, we could produce more seeds than the market demands resulting in aged seeds. We may decide not to sell the aged seeds as crop seed products, taking into account factors, such as the quality of the seeds and commodity pricing. In that case, the aged inventory may be sold as common feed products at greatly reduced prices. Aged inventory could result in asset impairment risk, in which case we would suffer a risk of additional inventory write-downs. This description has been disclosed in page 8 of existing 20-F.

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-4

3.	We note you incurred net losses for the 2009 and 2011 fiscal years. However, you reflect net income attributable to non-controlling interests, instead of net losses attributable to non-controlling interests, for each of these fiscal years. In this regard, please tell us the reason(s) that your non-controlling interests shared in net income, instead of net losses, for the 2009 and 2011 fiscal years. In particular, tell us whether your net losses are primarily attributable to a specific subsidiary. In your response, provide us with a table summarizing the operating results of your subsidiaries, along with the related amounts attributable to non-controlling interests for each of your less-than-wholly owned subsidiaries, for each of these fiscal years.

Response

The reasons for our non-controlling interests (NCI) sharing net income were that all the major operating subsidiaries of the Company (i.e., Beijing Origin, Denong Zhengcheng and Jilin Changrong) had operating profits for 2009, 2010 and 2011, which constituted a share of net income attributable to the NCI; while the overall loss at the Group level in 2009 and 2011 arose from material non-recurring losses incurred in 2009 and 2011. The non-recurring losses were the following: “Loss on repurchase of convertible notes of RMB 51.1 million” and “Loss on liquidation of Jilin Changrong of RMB 13.5 million,” respectively, at the Group level, which contributed no effect to the share of income/loss by the NCI.A summary of the operating results of the subsidiaries, along with the related amounts attributable to non-controlling interests for each of the less-than-wholly owned subsidiaries, for the years ended September 30, 2009, 2010 and 2011, are as follows:

		Net Profit (Loss)			NCI-PL
Subsidiary	NCI %
		RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
		FY2009	FY2010	FY2011	FY2009	FY2010	FY2011
Beijing	2%	3,140	42,982	24,210	64	877	494
LinZe	2%	-130	5,398	-10,713	-3	110	-219
Shen Yang	2%	-1,263	-1,344	-1,733	-26	-27	-35
Mian_Ye	2%	-598	-7,704	898	-11	-145	17
ChangChun	2%	-691	236	163	-14	5	3
Denong	4%	25,224	28,324	22,057	1,103	1,167	910
Changrong	47%	31,220	35,467	20,741	17,779	15,415	9,780
Kunfeng	20%	-	-515	-2,480	-	-103	-496
Xinjinag	49%	-	-	-318	-	-	-156
Total		56,902	102,844	52,825	18,892	17,298	10,298

In connection with our response to the comments of the Staff of the SEC made above, we iterate the company acknowledgement that:

• the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 10;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

• the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
/S/ James CHEN
James Chen, CFO
james.chen@originseed.com.cn